Commission File Number
001-36708

CUSIP Number
91325V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CSR

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transaction Period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Uniti Group Inc.
Full Name of Registrant

Former Name if Applicable
10802 Executive Center Drive, Benton Building Suite 300
Address of Principal Executive Office (Street and number)
Little Rock, Arkansas 72211
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Uniti Group, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2018 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Certain subsidiaries of the Company are the landlords under a long-term exclusive triple-net lease (the “Master Lease”), pursuant to which these subsidiaries lease telecommunications network assets, including fiber and copper networks and other real estate (the “Distribution Systems”) to Windstream Holdings, Inc. (“Windstream Holdings” and, together with its subsidiaries, “Windstream”). For the year ended December 31, 2018, 68.2% of the Company’s revenues were derived from leasing the Distribution Systems to Windstream Holdings pursuant to the Master Lease. On February 25, 2019, Windstream filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. As of the prescribed time for filing the Annual Report, the Company and its auditors, PricewaterhouseCoopers LLP (“PwC”), are continuing to assess the impact of Windstream’s bankruptcy petition on the Company’s financial statements. Based on currently available information as of the date of this Form 12b-25, PwC expects its audit opinion for fiscal year ended December 31, 2018 will include an explanatory paragraph indicating there is substantial doubt as to the Company’s ability to continue as a going concern. If the Company receives a going concern opinion, it would constitute an event of default under the Company’s credit agreement, and the Company is seeking a waiver from its lenders. The Company has taken, and intends to continue to take, actions to ensure that it can continue to operate as a going concern as a result of Windstream’s bankruptcy petition. The Company believes that on or before the fifteenth calendar day following the prescribed due date of the Annual Report it will be able to finalize its financial statements reflecting the impact of Windstream’s bankruptcy petition.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel L Heard Executive Vice President – General Counsel and Secretary	(501)	850-0820
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Company’s preliminary unaudited results for the fiscal year ended December 31, 2018 are as follows:

	Year Ended December 31
($ in thousands, except per share data)	2018	2017
Statement of Income Data:
Total revenues	$1,017,634	$916,032
Net income (loss) attributable to common shareholders	$7,989	$(16,552)
Basic earnings (loss) per common share	$0.05	$(0.10)
Diluted earnings (loss) per common share	$0.04	$(0.13)

The Company expects to report total revenues of approximately $1,017.6 million for the year ended December 31, 2018 compared to total revenues of $916.0 million for the year ended December 31, 2017. The approximately $101.6 million increase in total revenues is primarily attributable to the Company’s Fiber Infrastructure segment and the timing of the acquisitions of Southern Light, LLC (“Southern Light”) and Hunt Telecommunications, LLC (“Hunt”), which were both acquired on July 3, 2017. Southern Light and Hunt contributed revenues of approximately $132.8 million and $61.9 million to the Company’s consolidated results for the year-ended December 31, 2018 and for the period from the date of acquisition through December 31, 2017, respectively. The Company expects to report net income attributable to common shareholders of approximately $8.0 million for the year ended December 31, 2018 compared to a net loss attributable to common shareholders of approximately $16.5 million. The approximately $24.5 million increase in net income attributable to common shareholders is attributable to the increase in revenues within its Fiber Infrastructure Segment, offset primarily by increased operating expense, general and administrative expense, and depreciation and amortization all related to the timing to the Southern Light and Hunt acquisitions in July 2017.

Uniti Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 4, 2019	By:	/s/ Daniel L. Heard
			Name:	Daniel L. Heard
			Title:	Executive Vice President - General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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